Exhibit 99.1

Postmedia Completes Recapitalization Transaction

TORONTO--(BUSINESS WIRE)--October 5, 2016--Postmedia Network Canada Corp. (“PNCC” or the “Company”) is pleased to announce that the Company’s previously announced recapitalization transaction (the “Recapitalization Transaction”), described in the Company’s management information circular dated August 5, 2016, was completed effective today upon implementation of a court-approved plan of arrangement under the Canada Business Corporations Act. The Recapitalization Transaction includes, among others, the following key elements:

  the 8.25% senior secured notes issued by Postmedia Network Inc. (“PNI” and, together with PNCC, “Postmedia”) due August 2017 have been extended by approximately four years to July 2021 and reduced to C$225 million with a cash repayment of approximately C$78 million at par;
  all of the 12.50% senior secured notes issued by PNI due July 2018 (the “Notes”) in the aggregate principal amount of approximately US$268.6 million, together with all interest accrued from and after July 15, 2016, have been exchanged for approximately 98% of the total number of voting shares and variable voting shares of the Company;
  the voting shares and variable voting shares of the Company have been consolidated on the basis of one post-consolidation variable voting share for every 150 pre-consolidation variable voting shares and one post-consolidation voting share for every 150 pre-consolidation voting shares;
  approximately US$84.4 million of new capital has been invested in the form of new U.S. dollar denominated second lien secured notes due July 2023 with no cash interest for the first three years, subject to certain conditions;
  the Company’s total debt has been reduced by approximately C$307 million and its annual cash interest expense has been reduced by approximately C$50 million; and
  obligations to employees, customers and suppliers were not affected by the Recapitalization Transaction.

As a result of the termination of the indenture governing the Notes, the Company will no longer file reports on a voluntary basis with the United States Securities and Exchange Commission. The termination of voluntary U.S. public reporting will have no impact on the Company’s Canadian public reporting obligations. The Company’s filings with Canadian securities regulators will continue to be made and will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on Postmedia’s website at www.postmedia.com.

Board of Directors

Pursuant to the nominating rights under the support agreement dated July 7, 2016, among PNCC, PNI and certain holders of the Notes, two new members have been added to the boards of PNCC and PNI – David J. Pecker and Daniel Rotstein. Also joining Postmedia’s boards of directors is Mary E. Junck.

Mary E. Junck is Executive Chairman of Lee Enterprises – a leading provider of local news, information and advertising in primarily midsize markets in the United States. Ms. Junck began her publishing career at the Charlotte Observer in 1972 as marketing research manager.

She is chairman of the board of directors of The Associated Press and serves on the boards of the (Iowa-Illinois) Quad Cities Chamber of Commerce and Augustana College in Rock Island, Illinois.

David J. Pecker is Chairman, President and Chief Executive Officer of American Media Inc., which owns and operates the leading print and digital celebrity and active lifestyle media brands in the United States. Prior to his appointment in 1999, Mr. Pecker was president and chief executive officer of Hachette Filipacchi Magazines, Inc.

Mr. Pecker also serves as a Trustee of the Pace University Board of Trustees and as a Trustee of Madison Square Boys & Girls Club.

Daniel Rotstein is a Human Resources and Administration executive with over 25 years of experience in a variety of private sector industries as well as city government. Currently, Mr. Rotstein serves as the Director of Human Resources/Risk Management for the City of Pembroke Pines, Florida and provides human resources, risk management, and administrative consulting services to companies in various industries, including American Media Inc.

Departing from the Boards of Directors at this time are: Charlotte Burke, Stephanie Coyles, Mitch Joel, Martin Nisenholtz and Bob Steacy.

“On behalf of Postmedia’s Boards of Directors and executive team, we are grateful for the service and guidance provided by our departing board members,” said Rod Philips, Chair of the Boards of Directors. “We are also very excited to welcome three new directors who each bring impressive industry experience that will benefit Postmedia through the next chapter of its transformation.”

Executive Appointment

Andrew MacLeod has been appointed Postmedia’s new Chief Operating Officer. Mr. MacLeod joined Postmedia in 2014 as EVP and Chief Commercial Officer. Since that time the role has expanded beyond sales to include product, marketing, business development and stewardship of Postmedia’s strategic plan.

“Under Andrew’s leadership, Postmedia has attracted new talent and undertaken promising new initiatives,” said Paul Godfrey, President and CEO, Postmedia. “Andrew has assembled a strong leadership team with a clear vision. We look forward to more exciting news from our teams as we continue to align our operations to a new business model in an evolving industry landscape.”

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Statements

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the costs associated with the Recapitalization Transaction; and the risk that the anticipated benefits and consequences of the Recapitalization Transaction may not be achieved. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 and in our annual information form dated November 25, 2015. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Media Contact
Postmedia
Phyllise Gelfand, (416) 442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, (416) 383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com